February 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Taminco Corporation (“Taminco”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on February 28, 2014. This disclosure can be found on page 53 of the Annual Report on Form 10-K and is incorporated by reference herein. Taminco made such disclosure based on information provided by other companies that may be deemed to be under common control with Taminco, and not because of any conduct by Taminco.

Very truly yours,

TAMINCO CORPORATION

By:	/s/ Edward J. Yocum
Name:	Edward J. Yocum
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary